OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11 )*

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
(Name of Issuer)
NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
(Translation of Name of Issuer into English)
CLASS D COMMON SHARES,
NOMINAL VALUE Bs. 36.90182224915 PER SHARE (the "Class D Shares")
AMERICAN DEPOSITARY SHARES EACH REPRESENTING
SEVEN CLASS D SHARES (the "ADSs")
(Title of Class of Securities)
P3055Q103 (Class D Shares); 204421101 (ADSs)
(CUSIP Number)
Marianne Drost, Esq
Senior Vice President, Deputy General Counsel and Corporate Secretary
Verizon Communications Inc.
140 West Street, New York, New York 10007
(212) 395-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

with copies to:

Matias A. Vega, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000
June 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	P3055Q103 (Class D Shares) 204429101 (ADSs)

1	NAMES OF REPORTING PERSONS: Verizon Communications Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
23-2259884

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

None

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	7	SOLE VOTING POWER:

NUMBER OF		Class D Shares: 28,009,177* ADSs: 4,001,311

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Class D Shares: None ADSs: None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Class D Shares: 28,009,177* ADSs: 4,001,311

WITH	10	SHARED DISPOSITIVE POWER:

Class D Shares: None ADSs: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Class D Shares: 28,009,177* ADSs: 4,001,311

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.5% (the 4,001,311 ADSs represent 28,009,177 Class D Shares, which represent approximately 6.5% of the total Class D Shares outstanding).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
* The 4,001,311 ADSs represent 28,009,177 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 28,009,177 Class D Shares.

CUSIP No.	P3055Q103 (Class D Shares) 204429101 (ADSs)

1	NAMES OF REPORTING PERSONS: GTE Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-1678633

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

None

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of New York

	7	SOLE VOTING POWER:

NUMBER OF		Class D Shares: 28,009,177* ADSs: 4,001,311

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Class D Shares: None ADSs: None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Class D Shares: 28,009,177* ADSs: 4,001,311

WITH	10	SHARED DISPOSITIVE POWER:

Class D Shares: None ADSs: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Class D Shares: 28,009,177* ADSs: 4,001,311

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.5% (the 4,001,311 ADSs represent 28,009,177 Class D Shares, which represent approximately 6.5% of the total Class D Shares outstanding).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
* The 4,001,311 ADSs represent 28,009,177 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 28,009,177 Class D Shares.

CUSIP No.	P3055Q103 (Class D Shares) 204429101 (ADSs)

1	NAMES OF REPORTING PERSONS: Verizon International Holdings, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
06-1460807

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	7	SOLE VOTING POWER:

NUMBER OF		Class D Shares: 28,009,177* ADSs: 4,001,311

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Class D Shares: None ADSs: None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Class D Shares: 28,009,177* ADSs: 4,001,311

WITH	10	SHARED DISPOSITIVE POWER:

Class D Shares: None ADSs: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Class D Shares: 28,009,177* ADSs: 4,001,311

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.5% (the 4,001,311 ADSs represent 28,009,177 Class D Shares, which represent approximately 6.5% of the total Class D Shares outstanding).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
* The 4,001,311 ADSs represent 28,009,177 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 28,009,177 Class D Shares.

CUSIP No.	P3055Q103 (Class D Shares) 204429101 (ADSs)

1	NAMES OF REPORTING PERSONS: GTE Venezuela S.a.r.l.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Luxembourg

	7	SOLE VOTING POWER:

NUMBER OF		Class D Shares: 28,009,177* ADSs: 4,001,311

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Class D Shares: None ADSs: None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Class D Shares: 28,009,177* ADSs: 4,001,311

WITH	10	SHARED DISPOSITIVE POWER:

Class D Shares: None ADSs: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Class D Shares: 28,009,177* ADSs: 4,001,311

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.5% (the 4,001,311 ADSs represent 28,009,177 Class D Shares, which represent approximately 6.5% of the total Class D Shares outstanding).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
* The 4,001,311 ADSs represent 28,009,177 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 28,009,177 Class D Shares.

CUSIP No.	P3055Q103 (Class D Shares) 204429101 (ADSs)

1	NAMES OF REPORTING PERSONS: GTE Venholdings B.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0347727

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		Class D Shares: 28,009,177* ADSs: 4,001,311

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Class D Shares: None ADSs: None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Class D Shares: 28,009,177* ADSs: 4,001,311

WITH	10	SHARED DISPOSITIVE POWER:

Class D Shares: None ADSs: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Class D Shares: 28,009,177* ADSs: 4,001,311

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.5% (the 4,001,311 ADSs represent 28,009,177 Class D Shares, which represent approximately 6.5% of the total Class D Shares outstanding).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
* The 4,001,311 ADSs represent 28,009,177 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 28,009,177 Class D Shares.

Amendment No. 11 to Schedule 13D
     This is the eleventh amendment (“Amendment No. 11”) to the Statement on Schedule 13D originally filed by GTE Corporation and GTE Venezuela Incorporated on December 9, 1996 and amended on December 18, 1996, December 23, 1998, July 13, 2000, October 10, 2001, October 16, 2001, October 22, 2001, November 5, 2001, December 6, 2001, March 6, 2002 and April 3, 2006, relating to the Class D Common Shares, nominal value Bs. 36.90182224915 per share (the “Class D Shares”), and American Depository Shares, each representing seven Class D Shares (the “ADSs”) of Compania Anonima Nacional Telefonos de Venezuela (the “Issuer”). Capitalized terms used herein but not defined have the meanings ascribed to them in the initial Statement on Schedule 13D, as amended through the date hereof (the “Schedule 13D”). The Schedule 13D is hereby amended as follows:
Item 4. Purpose of Transaction
     The information in Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:
     On June 30, 2006, Buyer and Sellers entered into Amendment No. 1 to the Stock Purchase Agreement (“Amendment No. 1”), which extended to October 2, 2006, the date by which, if the Sale has not been consummated, Buyer or Sellers may thereafter unilaterally terminate the Stock Purchase Agreement (unless the failure of the Sale to have been consummated is attributable to a material breach by the party so seeking to terminate the Stock Purchase Agreement). A copy of Amendment No. 1 is attached hereto as Exhibit 1.
Item 7. Material to Be Filed as Exhibits
Exhibit Index

Exhibit No.	Description

1	Amendment No. 1 to Stock Purchase Agreement, dated as of June 30, 2006, by and among GTE Venezuela S.a r.l., Verizon International Holdings, Inc. and Oarsman Investments B.V.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: July 5, 2006

VERIZON COMMUNICATIONS INC.

/s/	John W. Diercksen

By:	John W. Diercksen

GTE CORPORATION

/s/	Marianne Drost

By:	Marianne Drost

VERIZON INTERNATIONAL HOLDINGS INC.

/s/	J. Goodwin Bennett

By:	J. Goodwin Bennett

GTE VENEZUELA S.A R.L.
By:	VERIZON INTERNATIONAL HOLDINGS INC., MANAGER

/s/	J. Goodwin Bennett

By:	J. Goodwin Bennett

GTE VENHOLDINGS B.V.
By:	VERIZON INTERNATIONAL HOLDINGS INC., MANAGING DIRECTOR

/s/	J. Goodwin Bennett

By:	J. Goodwin Bennett

Exhibit Index

Exhibit No.	Description

1	Amendment No. 1 to Stock Purchase Agreement, dated as of June 30, 2006, by and among GTE Venezuela S.a r.l., Verizon International Holdings, Inc. and Oarsman Investments B.V.